Commonwealth Bank of Australia
ACN 123 123 124

GPO Box 2719	J T Ralph, AC
Sydney NSW 1155	Chairman

February 27, 2004

NOTICE TO HOLDERS OF COMMONWEALTH BANK OF AUSTRALIA RULE 144A AMERICAN DEPOSITARY RECEIPTS, EACH REPRESENTING THREE ORDINARY SHARES

     On February 11, 2004, the Commonwealth Bank of Australia (the “Bank”) announced that it will invite shareholders to participate in an off-market buy-back of the Bank’s ordinary shares. The buy-back will be implemented using a tender process, under which eligible shareholders will be able to tender any number of their ordinary shares to the Bank at specified prices in the tender range, which is A$26.00 to A$31.25, or as a “Final Price Tender”. A “Final Price Tender” means the shareholder is willing to sell their shares at the buy-back price, whatever it is determined to be under the tender process.

     The Bank indicated that it is targeting to buy-back between A$450 million and A$550 million worth of shares through the buy-back tender. The amount of capital the Bank determines to buy-back will depend on various factors including the tenders lodged by shareholders and market conditions around the time the buy-back is completed.

     The anticipated timetable for the buy-back is outlined below. The full terms and conditions of the buy-back will be contained in a Buy-Back Tender Booklet, which is expected to be sent to eligible shareholders by March 5, 2004.

     If you held Rule 144A American Depositary Receipts (“ADRs”) on February 20, 2004, the record date for the buy-back, you may tender into the buy-back some or all of the ordinary shares underlying the ADRs (“ADSs”). In order to tender, you must request a copy of the Buy-Back Tender Booklet, a Tender Form and an ADR Transmittal Letter by contacting The Bank of New York at (212) 815-8365. The Bank of New York requires that you return a completed Tender Form and Transmittal Letter to The Bank of New York along with the ADRs that you wish to tender no later than 1:00 p.m. on Thursday March 18, 2004 in order to participate in the buy-back. A copy of the Buy-Back Tender Booklet, the Tender Form and the ADR Transmittal Letter will be furnished to the US Securities and Exchange Commission (the “SEC”) under cover of Form CB and can be viewed on the SEC’s website at sec.gov.

     If you apply to participate in the buy-back, you will be asking The Bank of New York, as ADR depositary, to cancel and withdraw for tender the ordinary shares represented by the ADRs from the ADR program. You will be charged a fee of U.S.$0.05 per ADS at the time of cancellation, payable with your completed Transmittal Letter. The Depositary will hold such withdrawn shares in a subaccount at National Australia Bank, its custodian in Australia for the Bank’s ADRs. The Bank of New York will receive the proceeds (if any) of the buy-back in respect of those ordinary shares tendered and accepted and will remit the proceeds to you. The proceeds will be paid to you in Australian dollars per your instructions in the completed Transmittal Letter.

     Participation in the buy-back is completely optional. Shareholders, including holders of the Bank’s ADRs, who wish to retain their ordinary shares or ADRs do not need to take any action. The implications of participating in the buy-back will depend on individual circumstances, and therefore shareholders should obtain their own professional advice (particularly on tax matters) before tendering their ADRs.

Anticipated Date
Event	in Australia

Record date for determination of entitlements to the Buy-Back and interim dividend	February 20, 2004

Buy-Back Tender opens	March 8, 2004

ADR holders wishing to participate in the buy-back must give instructions to The Bank of New York no later than 1:00 pm New York time	March 18, 2004

Buy-Back Tender closes	March 26, 2004

Tenders must be received no later than 7.00pm Sydney time	March 26, 2004

Announcement of the Buy-Back Price and any scale back	March 29, 2004

Completion of the Buy-Back	March 29, 2004

Payment date for interim dividend	March 30, 2004

Proceeds sent to participating shareholders	April 5, 2004

     If you have any questions regarding the buy-back, please call the Bank at 0-11-61-1-800-022-440 or The Bank of New York at 1-212-815-8365.

Yours sincerely